Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Key Energy Services, Inc. (the “Company”, “we”, “us” or “our”) had only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.01 per share (the “Common Stock”). The following description of the Common Stock is based upon the Company’s restated and amended certificate of incorporation (the “Restated Charter”), the Company’s amended and restated bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Restated Charter and the Bylaws below. This summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our Restated Charter and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the Common Stock.
DESCRIPTION OF COMMON STOCK
Authorized Shares
The Company is authorized to issue 150,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).
Dividend Rights
Holders of Common Stock are entitled to dividends in the amounts and at the times declared by the Company’s board of directors (the “Board”) in its discretion out of any assets or funds of the Company legally available for the payment of dividends.
Voting Rights
Each holder of Common Stock is entitled to one vote for each share of Common Stock held by such holder on all matters presented to the stockholders of the Company. The holders of a majority of shares of Common Stock present at a stockholder meeting or represented by proxy will constitute a quorum for the transaction of business. Except as otherwise required by law or in the resolutions of the Board or a duly authorized committee thereof or other document establishing the terms of any series of Preferred Stock, no holder of Common Stock will be entitled to vote on any amendment or alteration of the Restated Charter that alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock.
Liquidation Rights
The holders of the Common Stock will share equally and ratably in the Company’s assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.

Other Rights
Other than as set forth in the Stockholders Agreement, dated as of March 6, 2020 (the “Stockholders Agreement”), by and among the Company and the stockholders party thereto (the “Supporting Term Lenders”), the holders of the Common Stock do not have preemptive rights to purchase shares of Common Stock.
The Common Stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of Preferred Stock that the Company may issue in the future.
Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.
Stockholders Agreement
On March 6, 2020 (the “Effective Date”), the Company entered into the Stockholders Agreement that, among other things, provides:

•	Following the Effective Date, the Board will consist of seven directors comprised of the CEO and six directors nominated by various Supporting Term Lenders;

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Supporting Term Lenders who hold more than 25% of the Company’s outstanding shares as of the Effective Date are entitled to nominate two directors and Supporting Term Lenders who hold between 10% and 25% of the Company’s outstanding shares as of Effective Date are entitled to nominate one director;

•	Supporting Term Lenders are entitled to appoint non-voting board observers subject to specified ownership thresholds;

•	Supporting Term Lenders are entitled to customary registration rights; and

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At any time that the Company does not file reports with the Securities and Exchange Commission, the Supporting Term Lenders have or are subject to customary tag-along, drag-along and preemptive rights.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.
2016 Warrants
On the December 15, 2016, the Company entered into a warrant agreement with American Stock Transfer & Trust Company, LLC (the “2016 Warrant Agreement”), and issued two series of warrants to the former holders of the Company’s common stock. One series of warrants will expire on the close of business on December 15, 2020 (the “4-Year Warrants”), and the other series of warrants will expire on the close of business on December 15, 2021 (the “5-Year Warrants” and, together with the 4-Year Warrants, the “2016 Warrants”). Each Warrant is exercisable for one share of Common Stock. As of March 6, 2020, there were 18,383 4-Year Warrants outstanding to purchase up to an aggregate of 18,383 shares of Common Stock at an exercise price of $2,176 per share and 18,383 5-Year Warrants outstanding to purchase up to an aggregate of 18,383 shares of Common Stock at an exercise price of $2,719 per share, in each subject to adjustment as set forth in the 2016 Warrant Agreement.
No Warrant holder will have, by virtue of holding or having a beneficial interest in the 2016 Warrants, the right to vote, to consent, to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of Common Stock, or to exercise any rights whatsoever as a stockholder of the Company unless, until and only to the extent such Warrant holder becomes a holder of record of shares of Common Stock issued upon settlement of 2016 Warrants.
The foregoing description of the 2016 Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2016 Warrant Agreement, a copy of which is filed as Exhibit 10.3 to form Form 8-K filed with the Securities and Exchange Commission on December 15, 2016.
2020 Warrants
On March 6, 2020, the Board declared a dividend of two series of warrants to stockholders of record as of the close of business on February 18, 2020. The first series of warrants (the “Series A Warrants”) will entitle the holders to purchase in the aggregate 1,669,730 shares of the Company’s Common Stock, at an exercise price of $19.23, subject to adjustment as set forth in the warrant agreement. The second series of warrants (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) will entitle the holders to purchase in the aggregate 1,252,297 shares of the Company’s Common Stock, at an exercise price of $28.85 as set forth in the warrant agreement. Each series of warrants will have a four-year exercise period.
The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, dated as of March 6, 2020, by and between the Company and American Stock Transfer & Trust Company, LLC., a copy of which is attached as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.
Anti-Takeover Provisions of the Restated Charter, the Bylaws and the DGCL
The Restated Charter, the Bylaws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a takeover attempt or a removal of the Company’s incumbent officers or directors that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by the stockholders.
Preferred Stock
Shares of Preferred Stock may be issued in one or more series from time to time by the Board, and the Board is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock. The authorization of preferred shares empowers our board, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock. If issued, the preferred stock could also dilute the holders of our common stock and could be used to discourage, delay or prevent a change of control.
Newly Created Directorships and Vacancies on the Board

Under the Bylaws, subject to the Restated Charter and the Stockholders Agreement, any vacancies on the Board may be filled by directors holding a majority of the total votes held by directors then in office, although less than a quorum.
Certain Stockholder Approval Rights
Unless such action is approved by the affirmative vote of not less than 66 2/3% of the total voting power of all outstanding classes of securities of the Company generally entitled to vote in the election of directors, voting together as one class, the following provisions of the Restated Charter may not be repealed or amended in any respect:

•	Article 4(B) (relating to the voting rights of holders of Common Stock);

•	Article 5 (relating to the threshold required to amend the Company’s bylaws);

•	Article 6 (relating to size of the Board, term of board members, manner of director election and Board vacancies);

•	Article 7 (relating to meetings of the stockholders and stockholder action by written consent); and

•	Article 10 (related to amendments and Section 203 of the DGCL).
Written Consent of Stockholders; Calling of Special Meeting of Stockholders
While holders of Common stock may currently take action by written consent and holders of a majority of our outstanding shares of Common Stock may call a special meeting of stockholders, once Supporting Term Lenders and their Permitted Transferees (as defined in the Stockholders Agreement) collectively hold 50% or less of the outstanding shares of Common Stock, holders of Common Stock will not be allowed to take action by written consent or call special meetings.
Amendment of the Bylaws
Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Restated Charter grants the Board the power to alter, amend or repeal the Bylaws.
Other Limitations on Stockholder Actions
Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.
No Cumulative Voting
Holders of Common Stock do not have the right to cumulate votes.
Exclusive Forum
The Restated Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be the sole and exclusive forum for (i)

any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of the Restated Charter or the Bylaws or (iv) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

Section 203 of the DGCL
While we are currently not subject to Section 203 of the DGCL, we will become subject to Section 203 at such point as the Supporting Term Lenders and their Permitted Transferees (as defined in the Stockholders Agreement) collectively hold 50% or less of our common stock. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

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Before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

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Upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding stock held by certain directors and employee stock plans; or

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Following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.